Exhibit 4.1
THIRD AMENDMENT TO RIGHTS AGREEMENT
This THIRD Amendment to rights agreement, dated as of December 4, 2009 (this “Amendment”), to the Rights Agreement, dated as of December 15, 1999, as amended (the “Rights Agreement”), between Consolidated Graphics, Inc., a Texas corporation (the “Company”), and American Stock Transfer & Trust Company, LLC, a New York limited liability trust company and successor to American Stock Transfer & Trust Company, as rights agent (the “Rights Agent”).
WHEREAS, the Board of Directors of the Company has determined that it would be in the best interests of the Company to amend the Rights Agreement as follows: (1) extend the Final Expiration to December 14, 2010, (2) change the Purchase Price to $140.00, (3) amend the definition of Beneficial Owner to exclude shares that may be acquired pursuant to unexercised options granted under the Company’s employee benefit plans, provided, that shares acquired upon exercise of such options will be included in such definition and (4) add a provision permitting the shareholders to redeem the Rights in certain circumstances involving a Qualified Offer.
WHEREAS, the Rights Agreement permits the Company to amend the Rights Agreement, without action of the holders of the Rights, if the Rights are then redeemable.
WHEREAS, the Rights are currently redeemable.
WHEREAS, the Rights Agent has agreed under the Rights Agreement to execute any such amendment of the Rights Agreement if the Company so directs upon receipt of a certificate of an officer of the Company that the proposed amendment complies with Section 27 of the Agreement regarding supplements and amendments; and
WHEREAS, the Board of Directors of the Company has determined that this Amendment complies with Section 27 of the Rights Agreement.
NOW, THEREFORE, in consideration of the premises set forth above, the parties hereto agree as follows:
1. Amendment to Definition of Final Expiration Date.
The definition of “Final Expiration Date” set forth in Section 1 of the Rights Agreement is hereby amended by deleting “December 15, 2009” and replacing it with “December 14, 2010.”
2. Amendment to Purchase Price.
Section 7(b) of the Rights Agreement is hereby amended to read in its entirety:
“The Purchase Price for each one one-hundredth of a share of Preferred Stock issued pursuant to the exercise of a Right shall initially be $140.00, shall be subject to adjustment from time to time as provided in Sections 11 and 13 hereof and shall be payable in lawful money of the United States of America, in accordance with paragraph 7(c) below.”
3. Amendment to Definition of Beneficial Owner.
The definition of “Beneficial Owner” in Section 1of the Rights Agreement is hereby amended to add the following at the end of the definition:

“; and provided, further that, no Person shall be deemed to beneficially own securities that the Person has the right to acquire pursuant to unexercised options granted pursuant to employee benefit plans or employee stock plans of the Company (except that a Person shall be deemed to beneficially own such securities upon the exercise of any such options).”
4. Additional Definitions.
The following definitions shall be added to Section 1 in alphabetical order:
“Outside Directors” shall mean members of the Board who are not officers of the Company or any of its Subsidiaries and who are not Acquiring Persons or representatives, nominees, Affiliates or Associates of Acquiring Persons.
“Qualified Offer” shall mean a tender offer for all outstanding shares of Common Stock which meets all of the following requirements:
(i) the same per share price and consideration is offered for all shares of Common Stock in the Qualified Offer, and the per-share offer price (A) is greater than the highest reported market price for the Common Stock of the Company during the 36-month period immediately preceding the date on which the offer is commenced within the meaning of Rule 14d-2(a) under the Exchange Act and (B) represents a reasonable premium above the average of the Closing Prices for the five Trading Days immediately preceding the date on which the offer is commenced, with, in the case of an offer that includes shares of Common Stock of the offeror, such per-share offer price being determined using the lower of (1) the lowest reported market price for Common Stock of the offeror during the five Trading Days immediately preceding and the five Trading Days immediately following the commencement of such offer within the meaning of Rule 14d-2(a) under the Exchange Act and (2) the average of the last sale prices (regular way) of such shares reported in the principal consolidated transaction reporting system with respect to such shares for the five Trading Days immediately preceding the date of any determination;
(ii) the consideration is at least 80 percent cash (and any non-cash portion is comprised of shares listed on The New York Stock Exchange or other national exchange, to be adjusted to reflect any decrease in the value of such shares prior to the consummation of the Qualified Offer) and is to be paid upon consummation of the Qualified Offer for all tendered or exchanged shares of Common Stock in the Qualified Offer;
(iii) on or before the date such offer is commenced within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act (or any comparable or successor Rule), such Person making the offer:
(A) has on hand cash or cash equivalents for the full amount necessary to consummate such offer and has irrevocably committed in writing to the Company to utilize such cash or cash equivalents for purposes of such offer if consummated and to set apart and maintain available such cash or cash equivalents for such purposes until the offer is consummated or withdrawn; or
(B) has all financing in the full amount necessary to consummate such offer and has:

(1) entered into, and provided to the Company certified copies of, definitive financing agreements (including exhibits and related documents) for funds for such offer which, when added to the amount of cash and cash equivalents available, committed in writing, set apart and maintained in the same manner as described in clause (A) above, are in an amount not less than the full amount necessary to consummate such offer, which agreements are with one or more responsible financial institutions or other entities having the necessary financial capacity and ability to provide such funds, and are subject only to customary terms and conditions (which shall in no event include conditions requiring access by such financial institutions to non-public information to be provided by the Company, conditions based on the accuracy of any information concerning the Company, or conditions requiring the Company to make any representations, warranties or covenants in connection with such financing); and
(2) provided to the Company copies of all written materials prepared by such Person for such financial institutions in connection with entering into such financing agreements; provided that, “the full amount necessary to consummate such offer” in either clause (A) or (B) above shall be an amount sufficient to pay for all shares of Common Stock outstanding on a fully diluted basis the cash portion of the consideration pursuant to the offer and the second-step transaction required by clause (v) below and all related expenses;
(iv) the offering Person requests the Company to call a special meeting of the Company’s shareholders for the purpose of voting on a resolution accepting such offer and authorizing the redemption of the Rights, and the offer contains a written agreement of such Person to pay (or share with any other offering Person) all of the Company’s costs of such special meeting;
(v) such offer remains open for at least 30 Business Days; provided, however, that (x) if there is any increase in the price of such offer, such offer must remain open for at least an additional 20 Business Days after the last such increase, (y) such offer must remain open for at least 20 Business Days after the date that any bona fide alternative offer is made which, in the opinion of one or more investment banking firms designated by the Company, provides for consideration per share in excess of that provided for in such offer, and (z) such offer must remain open for at least 20 Business Days after the date, if any, on which such Person reduces the per share price offered in accordance with clause (vii)(y) below (provided, in the case of each of clauses (x), (y) and (z) above, in no event will such offer have been outstanding for less than 30 Business Days); provided further, however, that such offer need not remain open, as a result of this clause (v), beyond (1) the time which any other offer satisfying the criteria for a Qualified Offer is then required to be kept open under this clause (v), or (2) the scheduled expiration date, as such date may be extended by public announcement on or before the then scheduled expiration date, of any other tender or exchange offer for Common Stock with respect to which the Board has agreed to redeem the Rights immediately before acceptance for payment of Common Stock thereunder (unless such other offer is terminated before its expiration without any Common Stock having been purchased thereunder);
(vi) such offer is accompanied by a written opinion, in customary form, of a nationally recognized investment banking firm which is addressed to the Company and the holders of Common Stock other than such Person and states that the price to be paid to holders pursuant to the offer is fair from a financial point of view to such holders and includes any written presentation of such firm showing the analysis and range of values underlying such conclusions and such written opinion and any such presentation is updated and provided to the Company within two Business Days before the date such offer is consummated;
(vii) before or on the date that such offer is commenced within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act, such Person makes an irrevocable written commitment to the Company and, with respect to clause (x), to its shareholders, (x) to consummate a transaction or transactions promptly upon the completion of such offer (and in no event later than five Business Days thereafter), whereby all Common Stock not purchased in such offer will be acquired at the same cash price per share paid in such offer, subject only to the condition that the Board of Directors shall have granted any approvals required to enable such Person to consummate such transaction or transactions following consummation of such offer without obtaining the vote of any other shareholder, (y) that such Person will not make any amendment to the original offer which reduces the per share price offered (other than a reduction to reflect any dividend declared by the Company, other than a regular quarterly dividend, after the commencement of such offer or any material change in the capital structure of the Company initiated by the Company after the commencement of such offer, whether by way of reclassification, recapitalization, reorganization, repurchase or otherwise), changes the form of consideration offered, or reduces the number of shares being sought or which is in any other respect materially adverse to the Company’s shareholders, and (z) that neither such Person nor any of its Affiliates or Associates will make any offer for or purchase any equity securities of the Company for a period of one year after the commencement of the original offer if such original offer does not result in the tender of at least two-thirds (2/3) of the outstanding shares of Common Stock not owned by such Person (including its Affiliates and Associates), unless another tender offer by another party for all outstanding Common Stock is commenced that (a) constitutes a Qualified Offer (in which event, any new offer by such Person or of any Affiliates or Associates must be at a price no less than that provided for in such original offer) or (b) is approved by the Board of Directors of the Company (in which event any new offer by such Person or of any of its Affiliates or Associates must be at a price no less than that provided for in such approved offer);
(viii) such offer is conditioned on a minimum of at least 80% of the outstanding shares of the Common Stock (other than shares of Common Stock held by the offeror or its Affiliates and Associates) being tendered and not withdrawn as of the offer’s expiration date, which condition shall not be waivable; and
(viii) in addition to each of the requirements set forth above, such offer is not subject to any financing, funding or similar condition, nor any condition relating to completion of or satisfaction with any due diligence or similar investigation, and, subject to the foregoing, otherwise provides for usual and customary terms and conditions.
5. Amendment to Redemption and Termination Provision.
Section 23 is hereby amended and restated in its entirety:
“Section 23. Redemption and Termination.

(a) The Rights may be redeemed by action of the Board pursuant to subparagraph (b) of this Section 23 or by shareholder action pursuant to subparagraph (c) of this Section 23 and shall not be redeemed in any other manner.
(b) The Company may, at its option, but only by the vote of a majority of the Board of Directors, at any time prior to the earlier of (i) the Close of Business on the tenth Business Day following the Close of Business on the Share Acquisition Date, subject to extension by the Company as provided in Section 27 hereof or (ii) the Close of Business on the Expiration Date, redeem all but not less than all of the then outstanding Rights at a redemption price of $.01 per Right, subject to adjustments as provided in subsection (f) below (the “Redemption Price”). Notwithstanding anything contained in this Agreement to the contrary, the Rights shall not be exercisable pursuant to Section 11(a)(ii) prior to the expiration of the Company’s right of redemption under this subsection (b).
(c) (i) If the Company receives a Qualified Offer, the Outside Directors of the Board shall call a special meeting of shareholders (the “Special Meeting”) for the purpose of voting on a resolution (i) accepting such Qualified Offer, as such Qualified Offer may be amended or revised by the offering Person from time to time to increase the price per share to be paid to holders of shares of Common Stock, and (ii) authorizing the redemption of all but not less than all the then outstanding Rights at the Redemption Price pursuant to subparagraph (c)(ii) of this Section 23 (the “Resolution”). The Special Meeting shall be held on a date selected by the Board of Directors, which date shall not be less than 90 or more than 120 days after the later of (A) the date such Qualified Offer is received by the Company (the “Offer Date”) and (B) the date of any previously scheduled meeting of shareholders to be held within 60 days after the Offer Date; provided, however, that if (x) such other meeting shall have been called for the purpose of voting on a resolution with respect to another Qualified Offer and (y) the Offer Date is not later than 15 days after the date such other Qualified Offer was received by the Company, then both the Resolution and such other resolution shall be voted on at such meeting (in addition to any other matters or resolutions to be considered at such meeting) and such meeting shall be deemed to be the Special Meeting; provided, however, that in any 12-month period the Company shall not be required to hold more than one Annual Meeting and one Special Meeting; and provided further, that if the Company shall publicly announce that the Board of Directors has determined that it is in the best interest of shareholders to seek an alternative transaction so as to obtain greater value for shareholders than that provided by such Qualified Offer, then such vote shall be postponed to a meeting called by the Board of Directors which shall occur within 90 days after the date of such announcement. The Board of Directors shall set a date for determining the shareholders of record entitled to notice of and to vote at the Special Meeting in accordance with the Company’s Articles of Incorporation, By-Laws and applicable law. At the offering Person’s request, the Company shall include in any proxy soliciting material prepared by it in connection with the Special Meeting proxy soliciting material submitted by the offering Person; provided, however, that the offering Person, by written agreement with the Company contained in or delivered with such request, shall have indemnified the Company against any and all liabilities resulting from any statements found to be defamatory, misstatements, misleading statements or omissions contained in or omitted from the offering Person’s proxy soliciting materials and have agreed to pay the Company’s incremental costs incurred as a result of including such material in the Company’s proxy soliciting material. Notwithstanding anything to the contrary contained this Agreement, if the Board of Directors determines that it is in the best interests of shareholders to seek an alternative transaction so as to obtain greater value for shareholders than that provided by any Qualified Offer, the Company shall be entitled to include information relating to such alternative transaction in the proxy soliciting material prepared by it in connection with the Special Meeting.
(ii) If at the Special Meeting, the Resolution, or a resolution with respect to another Qualified Offer, receives the affirmative vote of holders of the greater of (A) a majority of the voting power of the shares of Common Stock present and entitled to vote on the Resolution, or (B) a majority of the voting power of the minimum number of shares of Common Stock entitled to vote on the Resolution that would constitute a quorum for the transaction of business at the meeting (except where the Company’s Articles of Incorporation or the Texas Business Corporation Act or successor statute require a larger proportion or number), as such vote is determined at the Special Meeting, not giving effect to any affirmative votes cast by the offering Person or any of its Affiliates, then all of the Rights shall be redeemed by the Company pursuant to such shareholder action at the Redemption Price, effective immediately before the consummation of the Qualified Offer (provided that the Qualified Offer was to be consummated before 60 days after the date of the Special Meeting).
(iii) Nothing in this subparagraph (c) shall be construed as limiting or prohibiting the Company or any offering Person from proposing or engaging in any acquisition, disposition or other transfer of any securities of the Company, any merger or consolidation involving the Company, any sale or other transfer of assets of the Company, any liquidation, dissolution or winding-up of the Company, or any other business combination or other transaction, or any other action by the Company or such offering Person; provided, however, that the holders of Rights shall have the rights set forth in this Rights Agreement with respect to any such acquisition, disposition, transfer, merger, consolidation, sale, liquidation, dissolution, winding-up, business combination, transaction or action.
(d) Immediately upon the effectiveness of the action of the Board of Directors of the Company ordering the redemption of the Rights pursuant to subparagraph (b) of this Section 23 (which action may be conditioned on the occurrence of one or more events or on the existence of one or more facts or may be effective at some future date), evidence of which shall have been filed with the Rights Agent, or upon effectiveness of the redemption of the Rights pursuant to subparagraph (c) of this Section 23, evidence of which shall have been filed with the Rights Agent, and in each case without any further action and without any notice, the right to exercise the Rights will terminate, and the only right thereafter of the holders of Rights shall be to receive the Redemption Price for each Right so held. Promptly after the redemption of the Rights as contemplated in this Section 23(d), the Company shall give notice of such redemption to the Rights Agent and the holders of the then outstanding Rights by mailing such notice to the Rights Agent and to all such holders at their last addresses as they appear upon the registry books of the Rights Agent or, before the Distribution Date, on the registry books of the Transfer Agent for the Common Stock. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The failure to give the notice required by this Section 23(d) or any defect therein shall not affect the legality or validity of the action taken by the Company. Neither the Company nor any of its Affiliates or Associates may redeem, acquire or purchase of value any Rights at any time in any manner other than that specifically set forth in this Section 23, or in connection with the purchase, acquisition or redemption of shares of Common Stock before the Distribution Date.

(e) The Company may, at its option, pay the Redemption Price in cash, shares of Common Stock (based on the Current Per Share Market Price of the Common Stock as of the time of redemption) or any other form of consideration deemed appropriate by the Board.
(f) In the event the Company shall at any time after the Record Date (A) pay any dividend on its Common Stock in shares of its Common Stock, (B) subdivide or split the outstanding shares of its Common Stock into a greater number of shares of (C) combine or consolidate the outstanding shares of its Common Stock into a smaller number of shares of its Common Stock or effect a reverse split of the outstanding shares of its Common Stock, then and in such event the Redemption Price shall be appropriately adjusted to reflect such event.
6. Amendment to Determinations and Actions by Board of Directors Provision
Section 29 is hereby amended by adding the following text at the end of the current paragraph:
“Without limiting the foregoing, nothing contained herein shall be constructed to suggest or imply that the Board of Directors shall not be entitled to reject any Qualified Offer or any other tender offer or other acquisition proposal, or to recommend that holders of Common Stock reject any Qualified Offer or any other tender offer or other acquisition proposal, or to take any other action (including, without limitation, the commencement, prosecution, defense or settlement of any litigation and the submission of additional or alternative offers or other proposals) with respect to any Qualified Offer or any other tender offer or other acquisition proposal that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duty.”
7. Miscellaneous.
(a) Except as expressly modified by this Amendment, all of the terms, covenants, agreements, conditions and other terms of the Rights Agreement shall remain in full force and effect in accordance with their respective terms. As used in the Amendment, the terms “this Rights Agreement,” “herein,” “hereinafter,” “hereunder,” “hereto” and words of similar import shall mean and refer to, from and after the date of this Amendment, unless the context otherwise requires, the Rights Agreement as amended by this Amendment.
(b) Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings given to such terms in the Rights Agreement.
(c) This Amendment may be executed in one more counterparts, and signature pages may be delivered by facsimile which shall be deemed an original, but all of which together shall constitute one and the same instrument, and shall become effective upon its execution by the parties hereto.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.
CONSOLIDATED GRAPHICS, INC.

By:	/s/ Joe R. Davis
Name: Joe R. Davis Title: Chief Executive Officer
AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:	/s/ Herbert J. Lemmer
Name: Herbert J. Lemmer Title: Vice President

Signature Page to Third Amendment to the Rights Agreement